UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                         Geneva Acquisition Corporation
                                (Name of Issuer)

                        Common Stock, par value $0.0001
                         (Title of Class of Securities)

                                   37185Y104
                                 (CUSIP Number)

                               February 13, 2007
            (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ] Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 13 Pages

CUSIP No. 37185Y104                     13G                   Page 2 of 13 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge International LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    925,000 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    925,000 shares of Common Stock
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            925,000 shares of Common Stock
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED BY
            AMOUNT IN ROW (9)
            6.61%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            OO
-----------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37185Y104                     13G                   Page 3 of 13 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge Fixed Income Opportunity Master Fund, L.P.
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,440 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,440 shares of Common Stock
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,440 shares of Common Stock
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0.01%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            PN
-----------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37185Y104                     13G                   Page 4 of 13 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge Fixed Income Opportunity Institutional Fund, Ltd.
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    560 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    560 shares of Common Stock
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            560 shares of Common Stock
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0.00%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            CO
-----------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37185Y104                     13G                   Page 5 of 13 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge Capital Management, LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    927,000 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    927,000 shares of Common Stock
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            927,000 shares of Common Stock
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN
            SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            6.62%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             00 - Limited Liability Company
-----------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37185Y104                     13G                   Page 6 of 13 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE
            PERSONS

            Glenn Dubin
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    927,000 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    927,000 shares of Common Stock
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            927,000 shares of Common Stock
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            6.62%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            IN
-----------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37185Y104                     13G                   Page 7 of 13 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Henry Swieca
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    927,000 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    927,000 shares of Common Stock
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            927,000 shares of Common Stock
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            6.62%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            IN
-----------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37185Y104                     13G                   Page 8 of 13 Pages

Item 1.

(a)  Name of Issuer

         Geneva Acquisition Corporation (the "Company")

(b)  Address of Issuer's Principal Executive Offices
         One Boston Place, Suite 3630
         Boston, MA 02108

Item 2(a). Name of Person Filing
Item 2(b). Address of Principal Business Office
Item 2(c). Citizenship


         Highbridge International LLC
         c/o Harmonic Fund Services
         The Cayman Corporate Centre, 4th Floor
         27 Hospital Road
         Grand Cayman, Cayman Islands, British West Indies
         Citizenship:  Cayman Islands, British West Indies

         Highbridge Fixed Income Opportunity Master Fund, L.P.
         c/o Harmonic Fund Services
         The Cayman Corporate Centre, 4th Floor
         27 Hospital Road
         Grand Cayman, Cayman Islands, British West Indies
         Citizenship:  Cayman Islands, British West Indies

         Highbridge Fixed Income Opportunity Institutional Fund, Ltd. c/o Harmonic Fund Services
         The Cayman Corporate Centre, 4th Floor
         27 Hospital Road
         Grand Cayman, Cayman Islands, British West Indies
         Citizenship:  Cayman Islands, British West Indies

         Highbridge Capital Management, LLC  IRS #:  20-1901985
         9 West 57th Street, 27th Floor
         New York, New York  10019
         Citizenship:  State of Delaware

         Glenn Dubin
         c/o Highbridge Capital Management, LLC
         9 West 57th Street, 27th Floor
         New York, New York 10019
         Citizenship:  United States

         Henry Swieca
         c/o Highbridge Capital Management, LLC
         9 West 57th Street, 27th Floor
         New York, New York 10019
         Citizenship:  United States

CUSIP No. 37185Y104                     13G                   Page 9 of 13 Pages

Item 2(d)  Title of Class of Securities

         Common Stock, par value $0.0001 per share ("Common Stock")

Item 2(e)  CUSIP Number

         37185Y104

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
 (c), check whether the person filing is a:

(a)  [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C.
         78o).

(b)  [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)  [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.   Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned:

         As of February 13, 2007 and as of the date of this filing, (i) Highbridge International LLC holds 925,000 shares of Common Stock, (ii) Highbridge Fixed Income Opportunity Master Fund, L.P. holds 1,440 shares of Common Stock, (iii) Highbridge Fixed Income Opportunity Institutional Fund, Ltd. holds 560 shares of Common Stock, (iv) each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed the beneficial owner of 927,000 shares of Common Stock held by Highbridge International LLC, Highbridge Fixed Income Opportunity Master Fund, L.P. and Highbridge Fixed Income Opportunity Institutional Fund, Ltd.

CUSIP No. 37185Y104                     13G                  Page 10 of 13 Pages


         Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC, Highbridge Fixed Income Opportunity Master Fund, L.P. and Highbridge Fixed Income Opportunity Institutional Fund, Ltd. Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC. Henry Swieca is the Chief Investment Officer of Highbridge Capital Management, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Common Stock owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the shares of Common Stock held by Highbridge International LLC, Highbridge Fixed Income Opportunity Master Fund, L.P. and Highbridge Fixed Income Opportunity Institutional Fund, Ltd.

         (b) Percent of class:

         The Company's prospectus filed pursuant to Rule 424(b)(4) on February 14, 2007 (the "Prospectus"), indicates that as of February 14, 2007, after the completion of the offering contemplated by the Prospectus, there were 12,500,000 shares of Common Stock outstanding. Therefore as of February 14, based on the Company's outstanding shares of Common Stock, (i) Highbridge International LLC held 7.40% of the outstanding shares of Common Stock of the Company, (ii) Highbridge Fixed Income Opportunity Master Fund, L.P. held 0.01% of the outstanding shares of Common Stock of the Company (iii) Highbridge Fixed Income Opportunity Institutional Fund, Ltd. held 0.00% of the outstanding shares of Common Stock of the Company and (iv) each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may have been deemed to beneficially own 7.42% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.


         Based upon the Company's Quarterly report on Form 10-Q filed on August 14, 2007, the total number of outstanding shares of Common Stock as of August 14, 2007 was 14,000,000. Therefore as of the date of this filing, based on the Company's outstanding shares of Common Stock, (i) Highbridge International LLC holds 6.61% of the outstanding shares of Common Stock of the Company, (ii) Highbridge Fixed Income Opportunity Master Fund, L.P. holds 0.01% of the outstanding shares of Common Stock of the Company (iii) Highbridge Fixed Income Opportunity Institutional Fund, Ltd. holds 0.00% of the outstanding shares of Common Stock of the Company and (iv) each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed to beneficially own 6.62% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

         (c) Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote

CUSIP No. 37185Y104                     13G                  Page 11 of 13 Pages

                  (ii)  Shared power to vote or to direct the vote

                        See Item 4(a)

                  (iii) Sole power to dispose or to direct the disposition of

                        0

                  (iv) Shared power to dispose or to direct the disposition of

                        See Item 4(a)

Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         See Exhibit I.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of October 19, 2007, by and among Highbridge International LLC, Highbridge Fixed Income Opportunity Master Fund, L.P., Highbridge Fixed Income Opportunity Institutional Fund, Ltd., Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca.

CUSIP No. 37185Y104                     13G                  Page 12 of 12 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: October 19, 2007

HIGHBRIDGE CAPITAL MANAGEMENT, LLC        HIGHBRIDGE INTERNATIONAL LLC

                                          By: Highbridge Capital Management, LLC
                                              its Trading Manager

By: /s/ Noah Greenhill
    ----------------------------          By: /s/ Noah Greenhill
Name: Noah Greenhill                          --------------------------
Title: Managing Director                       Name: Noah Greenhill
                                               Title: Managing Director

HIGHBRIDGE FIXED INCOME OPPORTUNITY       HIGHBRIDGE FIXED INCOME OPPORTUNITY
MASTER FUND, L.P.                         INSTITUTIONAL FUND, LTD.

By: Highbridge Capital Management, LLC    By: Highbridge Capital Management, LLC
    its Trading Manager                       its Trading Manager


By: /s/ Noah Greenhill                    By: /s/ Noah Greenhill
    ---------------------------               --------------------------
Name: Noah Greenhill                      Name: Noah Greenhill
Title: Managing Director                  Title: Managing Director



/s/ Glenn Dubin                           /s/ Henry Swieca
--------------------------                --------------------------
GLENN DUBIN                               HENRY SWIECA

CUSIP No. 37185Y104                     13G                  Page 13 of 13 Pages


EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, $0.0001 par value, of Geneva Acquisition Corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of October 19, 2007


HIGHBRIDGE CAPITAL MANAGEMENT, LLC        HIGHBRIDGE INTERNATIONAL LLC

                                          By: Highbridge Capital Management, LLC
                                              its Trading Manager

By: /s/ Noah Greenhill
    ----------------------------          By: /s/ Noah Greenhill
Name: Noah Greenhill                          --------------------------
Title: Managing Director                       Name: Noah Greenhill
                                               Title: Managing Director

HIGHBRIDGE FIXED INCOME OPPORTUNITY       HIGHBRIDGE FIXED INCOME OPPORTUNITY
MASTER FUND, L.P.                         INSTITUTIONAL FUND, LTD.

By: Highbridge Capital Management, LLC    By: Highbridge Capital Management, LLC
    its Trading Manager                       its Trading Manager


By: /s/ Noah Greenhill                    By: /s/ Noah Greenhill
    ---------------------------               --------------------------
Name: Noah Greenhill                      Name: Noah Greenhill
Title: Managing Director                  Title: Managing Director



/s/ Glenn Dubin                           /s/ Henry Swieca
--------------------------                --------------------------
GLENN DUBIN                               HENRY SWIECA